Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

10 August 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-047

Announcement on Appointment of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 8th session of the Board passed the following resolution by means of written resolution unanimously on 10 August 2018:

Appointing Mr. Zhang Zheng Rong as the Executive Vice President and the Chief Operation Officer of the Company.

The term of office for the above senior management will be the same with the terms of office for this session of the Board. The number of Directors supposed to be present was 7, of which 7 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The qualification of the above candidate for the senior management of the Company is legal, his nomination procedure is in compliance with the relevant laws, regulations and the Articles of Association of the Company and he is capable for meeting the relevant responsibility requirements for the appointed position, and the engagement of the above candidate by the Board is consented to.

Independent Directors: Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge

The Board of Directors of

China Southern Airlines Company Limited

10 August 2018

Attached: Profile of Mr. Zhang Zheng Rong

Zhang Zheng Rong, male, aged 55, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a member of Communist Party of China and began his career in February 1982. He served as Vice Captain of the Fifth Sub-Flight Corps under Sixth Flight Corps of Civil Aviation Administration, Sub-Captain, Vice Captain and Captain of China Southern Airlines Flight Corps, Vice President of Flight Corps of the Company, General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. Since April 2012, he served as the Chief Pilot and Director of Aviation Security Department of China Southern Air Holding Limited Company and in July 2012, he served as the chief pilot and Aviation Security Minister of China Southern Airlines (Group) Company. Since April 2014, he has acted as Chief Pilot, Chief Safety Officer and Director of Aviation Security Department of China Southern Air Holding Limited Company. He has served as Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the General Manager Assistant of China Southern Air Holding Limited Company and Chief Operation Officer of the Company. Since June 2018, he has been the Party Leadership Group Member and the Executive Vice President of China Southern Air Holding Limited Company and Chief Operation Officer of the Company.